UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended:    August 31, 1996
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      [ ] Transition  Report on Form 10-KSB
      [ ] Transition Report on Form 10-F
      [ ] Transition  Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      ----------------------------------------

    FOR QUARTER ENDED        August 31, 1996      COMMISSION FILE NO.   0-1460
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                              ANDERSEN GROUP, INC.
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             (Exact name of registrant as specified in its charter)

       CONNECTICUT                                          06-0659863
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(State or other jurisdiction of                           (I.R.S. Employer
 incorporation or organization)                          Identification No.)

Ney Industrial Park, Bloomfield, CT                            06002-3690
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 (Address of principal executive offices)                     (Zip Code)

                                 (860) 242-0761
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              (Registrant's telephone number, including Area Code)

                                 Non applicable
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              (Former name, former address and former fiscal year,
                         if changed since last report)


PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

[X]         (a)   The reasons  described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The  subject  annual  report,  semi-annual  report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]         (c)   The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why the Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to determine whether, and to what extent, disclosure should be made with respect to a lawsuit filed against the Company's subsidiary, The J.M. Ney Company, in connection with the clean up of a Superfund site until the results of a case management conference, held on October 15, 1996, had been made available and could be evaluated in light of SEC disclosure requirements.

PART IV - OTHER INFORMATION

(1)   Name  and  telephone  number  of  person  to   contact  in  regard to this
      notification:

          ANDREW M. O'SHEA                        860-242-0761
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               (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. [ ] Yes [X] No

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                ANDERSEN GROUP, INC.
                                                ---------------------
                                                     (Registrant)



Date: October 16, 1996                              /s/  Robert P. Belcher
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